                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549
                                   FORM 10-Q



  QUARTERLY REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT
                                   OF  1934



For quarter ended March 31, 1997                   Commission File No. 0-19312
                  --------------                                       -------


                                 MEDAREX, INC.
                                 -------------
            (Exact name of registrant as specified in its charter.)

New Jersey                                                     22-2822175
----------                                                     ----------
(State or other jurisdiction of                               (IRS Employer
incorporation or organization)                              Identification No.)

1545 Route 22 East, Annandale, New Jersey                          08801
-----------------------------------------                          -----
(Address or principal executive offices)                           (Zip Code)

Registrant's telephone number, including area code:  (908) 713-6001
                                                     --------------

Indicate by check mark whether registrant (1) has filed all reports required to be filed by section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes  X           No
    -----           -----

The number of shares of common stock, $.01 par value, outstanding as of April 30, 1997 was 18,659,111 shares.

                                 Page 1 to 10

                        MEDAREX, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS


                                                            December 31,    March31,
                                                           ------------- -----------
                                                               1996         1997
                                                                        (Unaudited)
ASSETS
------
Current assets:
Cash and cash equivalents                                  $ 4,958,065   $ 6,495,495
 Marketable securities                                      26,505,269    21,054,860
 Trade accounts receivable, less allowance for doubtful
 accounts of $5,000                                             22,677        32,947
 Inventory                                                      46,232        90,963
 Prepaid expenses                                              245,787       202,942
 Other current assets                                          766,214       498,378
                                                           -----------   -----------
       Total current assets                                 32,544,244    28,375,585

Property and equipment:
 Machinery and equipment                                     2,374,996     2,583,089
 Furniture and fixtures                                        164,316       172,380
 Leasehold improvements                                        557,996       633,167
                                                           -----------   -----------
                                                             3,097,308     3,388,636

Less accumulated depreciation and amortization              (1,866,470)   (2,077,952)
                                                           -----------   -----------
                                                             1,230,838     1,310,684

Investments in, and advances to affiliate                      414,777       414,777
Segregated cash                                              1,260,000     1,260,000
Patents rights and other assets                                594,223       594,473
                                                           -----------   -----------
  Total assets                                             $36,044,082   $31,955,519
                                                           ===========   ===========


LIABILITIES AND STOCKHOLDERS' EQUITY
------------------------------------
Current liabilities:
 Trade accounts payable                                     $  170,588    $  170,183
 Accrued liabilities                                         1,114,598     2,000,431
                                                            ----------    ----------
 Total current liabilities                                   1,285,186     2,170,614

Long-term obligations                                          110,404        96,641

Commitments                                                          -             -

Stockholders' equity:
 Preferred stock, $1.00 par value, 2,000,000 shares authorized;
  none issued and outstanding                                        -             -
  Common stock, $.01 par value; 40,000,000 shares authorized;
   17,592,992 and 18,655,511 shares issued and outstanding,
   respectively                                                175,931       186,556
 Capital in excess of par value                             65,947,081    74,187,524
 Unrealized gain on securities                                  16,743        12,080
 Accumulated deficit                                       (31,491,263)  (44,697,896)
                                                           ------------  -----------

     Total stockholders' equity                             34,648,492    29,688,264
                                                          ------------ -------------
      Total liabilities and stockholders' equity          $ 36,044,082 $  31,955,519
                                                          ============ =============

See notes to these unaudited consolidated financial statements.

                        MEDAREX, INC. AND SUBSIDIARIES

                    CONSOLIDATED STATEMENTS  OF OPERATIONS
                                  (Unaudited)

                                               Three Months Ended
                                          March 31,         March 31,
                                              1996            1997
                                          -----------    ------------
Sales                                     $    79,492    $     50,163
Grants, contract and license revenues         285,714         400,177
                                          -----------    ------------
    Total revenues                            365,206         450,340

Costs and expenses:
    Cost of sales                              31,849          38,485
    Research and development                1,671,966       2,530,380
    General and administrative                562,185         810,323
    Acquisition of in-process technology            -      10,662,952
                                           ----------     -----------
     Operating loss                        (1,900,794)    (13,591,800)

Interest and dividend income                  214,909         385,166
                                          -----------    ------------
     Net loss                             $(1,685,885)   $(13,206,634)
                                          ===========    ============
Net loss per share                             ($0.14)         ($0.74)
                                          ===========    ============
Weighted-average number of common
 shares outstanding during the period      11,859,107      17,963,137

See notes to these unaudited consolidated financial statements.

                         MEDAREX, INC. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                  (Unaudited)

                                                                     For the Three Months Ended
                                                                              March 31,
                                                                              ---------
                                                                        1996           1997
                                                                    ------------   ------------
Operating activities:
 Net loss                                                           $(1,685,885)   $(13,206,634)
 Adjustments to reconcile net loss to net cash
  used in operating activities:
   Depreciation                                                          94,409         110,335
   Amortization                                                          35,108         111,941
   Write-off of in-process technology                                         -      10,662,952
Changes in operating assets and liabilities, net of acquisition:
 Decrease (increase) in trade accounts receivable, net                   14,391         (10,270)
 Decrease (increase) in inventory                                         6,175         (44,731)
 Decrease in prepaid expenses and other
  current assets                                                         42,972         314,762
 Increase (decrease) in trade accounts payable                           23,960        (288,587)
 Decrease in accrued liabilities                                       (410,321)       (359,217)
 Decrease in deferred contract revenue                                 (285,715)              -
                                                                    ------------   ------------
   Net cash used in operating activities                             (2,164,906)     (2,709,449)

Investing activities:
Purchase of property and equipment                                      (38,632)        (31,471)
Cash portion of Houston Bioechnology Inc. acquisition,
 net of cash acquired                                                         -      (1,284,327)
Increase in other assets                                                      -          (1,818)
Sale of marketable securities                                         1,628,184       5,445,746
                                                                    ------------   ------------
 Net cash provided by investing activities                            1,589,552       4,128,130

Financing activities:

Cash received from sales of securities, net                              (4,672)        132,512
Principal payments under debt obligations                                (5,274)        (13,763)
  Net cash (used in) provided by                                    -----------    ------------
  financing activities                                                   (9,946)        118,749
                                                                    -----------    ------------
  Net increase (decrease) in cash and
   cash equivalents                                                    (585,300)      1,537,430
Cash and cash equivalents at beginning of period                      3,540,759       4,958,065
                                                                    -----------    ------------
Cash and cash equivalents at end of period                          $ 2,955,459    $  6,495,495
                                                                    ===========    ============
Supplemental disclosures of cash flow information
Cash paid during period for:

  Income taxes                                                      $         -    $          -
                                                                    ===========    ============

  Interest                                                          $     1,452    $      5,651
                                                                    ===========    ============

See notes to these unaudited consolidated financial statements.

                         MEDAREX, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  (Unaudited)



1.   ORGANIZATION AND BASIS OF PRESENTATION

     The unaudited financial statements have been prepared from the books and records of Medarex, Inc. and Subsidiaries (the "Company") in accordance with the instruction to Form 10-Q and, accordingly, do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Interim results are not necessarily indicative of the results that may be expected for the year. For further information, refer to the financial statements and footnotes thereto included in the Company's annual report on Form 10-K for the year ended December 31, 1996.


2.   NET LOSS PER COMMON SHARE

     Net loss per common share is based on net loss for the relevant period divided by the weighted average number of shares issued and outstanding during the period. Stock options and common stock issuable upon conversion of warrants are not reflected as their effect would be antidilutive for both primary and fully diluted earnings per share computations.

     In February 1997, the Financial Accounting Standards Board issued Statement No. 128, Earnings per Share, which is required to be adopted on December 31, 1997. At that time, the Company will be required to change the method currently used to compute earnings per share and to restate all prior periods. The impact of Statement 128 on the calculation of primary and fully diluted earnings per share is not expected to be material.


3.   MARKETABLE SECURITIES

     Marketable securities consist of fixed income investments with a maturity of greater than three months and other highly liquid investments which can be readily purchased or sold using established markets. Such securities, which are classified as available-for-sale, are carried at market with unrealized gains and losses reported as a separate component of stockholders' equity.


4.   INVENTORY

     Inventory consists primarily of antibodies to be sold to the research community and is stated at the lower of cost or market with cost determined on a first-in-first-out basis.

5.   CONTINGENCIES

     In connection with the merger of Essex Medical Products, Inc. and the Company, Medarex issued promissory notes to Essex Chemical Corporation ("Essex") in the principal amount of $100,000, which have been subsequently repaid, and committed to pay 20% of the Company's net after tax income until a total of $1,000,000 has been paid. At the Company's option, this obligation may be satisfied by the payment of shares of the Company's Common Stock having a fair market value equal to the amount owed, provided such shares are registered for sale with the Securities and Exchange Commission. Amounts up to $1,000,000 will be payable to Essex, based solely on the earnings of the Company, by March 31 of each year, to the extent of 20% of net after tax earnings of the Company realized during the preceding fiscal year.

6.   ACQUISITION

     On February 28, 1997, the Company completed its acquisition of Houston Biotechnology Incorporated ("Houston"), a Texas biotechnology company that is developing monoclonal antibody and other biopharmaceutical products to prevent secondary cataracts and to treat glaucoma, disorders that impair or destroy human vision. The purchase price consisted of 1,026,245 shares of Medarex common stock (valued at $7.375), options and warrants, the assumption of certain liabilities in excess of assets acquired and transaction costs. The transaction was treated as a purchase for accounting purposes and the Company charged $10,662,952 (based on an independent valuation) to operations during the first quarter of 1997 which reflected the write-off of the in-process technology acquired.

7.   SUBSEQUENT EVENT

     On May 6, 1997, the Company announced that it has signed a definitive agreement to acquire GenPharm International, Inc. ("GenPharm"), for up to $65 million in Medarex common stock. Through this acquisition, Medarex will expand its business and technology base to include GenPharm's patented HuMab-Mouse/TM/, an antibody discovery platform that complements Medarex's patented Bispecific antibody technology. In addition, Medarex expects to receive cash of $33 million by the end of 1998 through a combination of GenPharm's cash on hand and certain patent license fees and related payments from third parties (the "Contingent Payments"). It is anticipated that a significant portion of the purchase price will be written off as in-process technology.

     Pursuant to the terms of the Merger, the holders of GenPharm capital stock will receive shares of Medarex Common Stock in a three-stage closing. At the initial closing, expected to occur in the third quarter of 1997, Medarex will issue up to 3.5 million shares of Medarex Common Stock following the approval of the transaction by GenPharm's shareholders and the completion of certain other legal and regulatory requirements. The shares issued in 1997 will be subject to contractual "lock-up" restrictions on transfer. Additional shares will be issued by the end of 1998 for the balance of the purchase price but only to the extent that GenPharm has received the patent license fees and related payments mentioned above. In the event any of the Contingent Payments have not been received by December 15, 1998 a final closing will occur no later than the earlier of (1) 30 days following the receipt of the last Contingent Payment and
(2) December 31, 1999.

     GenPharm International, Inc., a privately held biopharmaceutical company, has specialized in the development of transgenic mice for the creation of fully human monoclonal antibodies. The transgenic mice have had human antibody genes inserted and have had certain mouse antibody genes inactivated.

     Consummation of the Merger is subject to the satisfaction of certain conditions, including approval of GenPharm's stockholders, registration under the Securities Act of 1933, as amended, of the shares of Medarex Common Stock to be issued in the Merger and listing of the shares of Medarex Common Stock on the Nasdaq National Market. It is expected that the consummation of the Merger will occur as soon as practicable after the satisfaction of all such conditions.

     These consolidated financial statements do not reflect the impact of this agreement.

ITEM 2. Management's Discussion and Analysis of Financial Condition and Results of Operations.

     This Quarterly Report on Form 10-Q contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and
Section 21E of the Securities Exchange Act of 1934, as amended, which represent Medarex's projections, estimates, expectations or beliefs concerning among other things, financial items that relate to management's future plans or objectives or to Medarex's future economic and financial performance. Forward-looking statements involve known and unknown risks and uncertainties and are indicated by words such as "anticipates", "expects", "believes", "plans", "could" and similar words and phrases. These risks and uncertainties include, but are not limited to, the Company's early stage of product development, history of operating losses and accumulated deficit, additional financing requirements and access to capital funding, dependence on strategic alliances, government regulation of the biopharmaceutical industry and other risks that may be detailed from time to time in Medarex's periodic reports and registration statements filed with the Securities and Exchange Commission.

Liquidity and Capital Resources
-------------------------------

     The Company had approximately $27.6 million in cash, cash equivalents and marketable securities and approximately $1.3 million in a segregated cash account as of March 31, 1997. Operating activities consumed $2,709,449 of cash for the three month period ended March 31, 1997.

     To date, the Company's sources of cash have been the proceeds from the sale of its securities through public and private placements, sales of its products for research purposes and technology transfer and license fees.

     The Company's current sources of liquidity are its cash, cash equivalents and marketable securities, interest and dividends earned on such cash, cash equivalents and marketable securities, sales of its products for research and contract and licensing revenues. Management believes that under existing operating plans its current sources of liquidity will be sufficient to meet anticipated cash requirements for at least the next 24 months.

     The Company has leased approximately 53,000 square feet of laboratory, clinical trial production and office space in a modern facility on a research campus in Annandale, New Jersey, that was developed by Exxon Research and Engineering Company as its corporate research headquarters. Management believes that this facility is well suited for clinical-grade production of Bispecific and monoclonal antibodies as it has in place most utilities required for clinical-grade production of such antibodies, including a production unit designed to meet cGMP standards. By leasing this facility and spending modestly to adapt it, management believes that the Company has preserved a considerable amount of capital that might otherwise have been used to build a biopharmaceutical production facility. As of March 31, 1997, the Company had commitments for approximately $1,950,000 of capital expenditures.

     On February 28, 1997, the Company completed its acquisition of Houston Biotechnology Incorporated ("Houston"), a Texas biotechnology company that is developing monoclonal antibody and other biopharmaceutical products to prevent secondary cataracts and to treat glaucoma, disorders that impair or destroy human vision. The purchase price consisted of 1,026,245 shares of Medarex common stock (valued at $7.375), options and warrants, the assumption of certain liabilities in excess of assets acquired and transaction costs. The transaction was treated as a purchase for accounting purposed and the Company charged $10,662,952 (based on an independent valuation) to operations during the first quarter of 1997 which reflected the write-off of the in-process technology acquired.

     Upon exhaustion of its current cash reserves, the Company's continued operations will depend on its ability to raise additional funds through equity or debt financing and/or enter into licensing or joint development agreements, including collaborative research and development arrangements with large pharmaceutical companies pursuant to which certain costs associated with the regulatory approval process for certain of its products would be borne by the licensees or joint developers. There can be no assurance that these sales or financing activities will be successful.

Results of Operations
---------------------

Three months ended March 31, 1996 and 1997
------------------------------------------

       Revenue for the three month period ended March 31, 1997 increased by $85,134, a 23.3% increase from the three month period ended March 31, 1996. The increase is attributable to an increase of $114,463 in contract and license revenue and is offset by a $29,329 decrease in research reagent sales volume.

     Cost of sales increased by $6,636 during the first three months of 1997, a 20.8% increase as compared to the first three months of 1996.

     Research and development expenses increased $858,414 during the first three months of 1997, a 51.3% increase from the first three months of 1996. The increase is principally due to higher personnel costs, sponsored research at Medarex Europe, patent expenses and clinical trial expenses.

     General and administrative expenses increased by $248,138 for the first three months of 1997, a 44.1% increase from the first three months of 1996. The increase is primarily attributable to Houston Biotechnology, Inc. administration expense since February 28, 1997 and the Company's higher travel costs, shareholder relations expenses, insurance expense and bank fees.

     Acquisition of in-process technology charges of $10,662,952 reflect the February 28, 1997 acquisition of Houston Biotechnology, Inc.

     Interest and dividend income increased by $170,257 for the first three months of 1997, a 79.2% increase from the same period in 1996, reflecting a higher average cash balance.

     In February 1997, the Financial Accounting Standards Board issued Statement No. 128, Earnings per Share, which is required to be adopted on December 31, 1997. At that time, the Company will be required to change the method currently used to compute earnings per share and to restate all prior periods. The impact of Statement 128 on the calculation of primary and fully diluted earnings per share is not expected to be material.

       The Company has incurred and will continue to incur significant costs in the area of research and development, including pre-clinical and clinical trials as its products develop. Administrative costs are also expected to increase with the increase of administrative activities and the creation of a marketing organization. The Company expects its operating losses to increase at an accelerated rate over the next several years as the Company expands its clinical trials and product development efforts.

Part II - Other Information


ITEM 6.  Exhibits and reports on Form 8-K

(a)         Exhibit:    None

(b)         Reports on Form 8-K:

            (1)  Form 8-K filed January 2, 1997
                 re: execution of Definitive Agreement and Plan of Merger for acquisition of Houston Biotechnology, Incorporated.


            (2)  Form 8-K filed on March 5, 1997
                 re: Completion of acquisition of Houston Biotechnology, Incorporated.

                                   Signatures
                                   ----------


       Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


                                         MEDAREX, INC.
                                         -------------
                                         (Registrant)


Date:  May 9, 1997                  By  /s/ Michael A. Appelbaum
                                         ------------------------
                                         Senior Vice President
                                         Finance and Administration
                                         (Principal Financial and
                                         Accounting Officer)